EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated May 31, 2007, accompanying the consolidated financial statements and schedule (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS No. 123R, “Shared Based Payments”, effective January 1, 2006) and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of InPhonic, Inc., and subsidiaries on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statement of InPhonic, Inc. on form S-8 to be filed on or about July 6, 2007.

/s/ Grant Thornton LLP

McLean, Virginia

July 6, 2007